FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending July 22, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 22, 2003                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

GlaxoSmithKline Savings Related Share Option Scheme

3. Period of return:

From  28 December 2002                 To  27 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

102,877

5. Number of shares issued / allotted under scheme during period:

10,994

6. Balance under scheme not yet issued / allotted at end of period

91,883

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

104,196 shares blocklisted on 25 June 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,983,313,926

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Burroughs Wellcome Management Stock Option Plan

3. Period of return:

From  28 December 2002                To  27 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

16,523

5. Number of shares issued / allotted under scheme during period:

16,523

6. Balance under scheme not yet issued / allotted at end of period

0

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

33,785 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,983,313,926

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Group Limited Share Option Scheme

3. Period of return:

From 28 December 2002                  To  27 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

4,476,709

5. Number of shares issued / allotted under scheme during period:

662,432

6. Balance under scheme not yet issued / allotted at end of period

3,814,277

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,000,000 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,983,313,926

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Wellcome 1999 Share Option Plan

3. Period of return:

From   28 December 2002                  To     27 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

40,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

40,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

40,000 shares blocklisted on 25 June 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,983,313,926

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Wellcome International Share Option Scheme

3. Period of return:

From  28 December 2002                 To  27 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

23,256,278

5. Number of shares issued / allotted under scheme during period:

751,599

6. Balance under scheme not yet issued / allotted at end of period

22,504,679

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

35,236,365 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,983,313,926

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Wellcome UK Savings Related Share Option Plan

3. Period of return:

From  28 December 2002                    To  27 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,880,742

5. Number of shares issued / allotted under scheme during period:

24,473

6. Balance under scheme not yet issued / allotted at end of period

3,859,265

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,500,000 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,983,313,926

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Glaxo Wellcome UK Share Option Scheme

3. Period of return:

From  28 December 2002                  To   27 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,546,577

5. Number of shares issued / allotted under scheme during period:

28,734

6. Balance under scheme not yet issued / allotted at end of period

5,517,843

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,031,645 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,983,313,926

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

SmithKline Beecham 1989 Executive Share Option Plan - Approved - Ordinary Shares

3. Period of return:

From     28 December 2002                     To   27 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,081,667

5. Number of shares issued / allotted under scheme during period:

351,401

6. Balance under scheme not yet issued / allotted at end of period

730,266

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3,027,248 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,983,313,926

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

SmithKline Beecham 1989 Executive Share Option Plan - Unapproved - ADS

3. Period of return:

From  28 December 2002                      To   27 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,392,274

5. Number of shares issued / allotted under scheme during period:

707,824

6. Balance under scheme not yet issued / allotted at end of period

1,684,450

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,983,313,926

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

SmithKline Beecham 1989 Executive Share Option Plan - Unapproved -
Ordinary Shares

3. Period of return:

From   28 December 2002                     To  27 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

399,865

5. Number of shares issued / allotted under scheme during period:

142,265

6. Balance under scheme not yet issued / allotted at end of period

257,600

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,983,313,926

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Wellcome 500 Plan

3. Period of return:

From     28 December 2002                        To   27 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,745

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

3,745

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

105,756 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,983,313,926

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN

To:      Listing Applications
         UK Listing Authority
         Financial Services Authority
         25, The North Colonnade
         Canary Wharf
         London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company

GlaxoSmithKline plc

2. Name of scheme

Wellcome Executive Share Option Scheme

3. Period of return:

From   28 December 2002                     To   27 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

17,197

5. Number of shares issued / allotted under scheme during period:

9,336

6. Balance under scheme not yet issued / allotted at end of period

7,861

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

218,273 shares blocklisted on 27 December 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

5,983,313,926

Contact for queries

Name               Leo Nuttall

Address            980 Great West Road, Brentford, Middlesex, TW8 9GS

Telephone          020 8047 5000

Person making the return

Name               Simon Bicknell

Position           Company Secretary

Signature